UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

LEVIATHAN MINERALS GROUP INCORPORATED
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

_____________________________
(CUSIP Number)

Ronald Eibensteiner
c/o Wyncrest Capital, Inc.
800 Nicollet Mall, Suite 2690
      Minneapolis, MN   55402
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) 41-1763752 WYNCREST CAPITAL, INC.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 305,854 8. Shared Voting Power N/A
9. Sole Dispositive Power 305,854
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 305,854
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 1.71%
14. Type of Reporting Person (See Instructions) CO

CUSIP No.
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Ronald Eibensteiner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 305,854* 8. Shared Voting Power N/A
9. Sole Dispositive Power 305,854*
10. Shared Dispositive Power N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 305,854*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 1.71%
14. Type of Reporting Person (See Instructions) IN
*This amount represents securities of the Issuer owned of record by Wyncrest Capital, Inc.

EXPLANATION

This Amendment No. 1 on Schedule 13D/A (this “Amendment”) is filed on behalf of Wyncrest Capital, Inc. and Ronald Eibensteiner as previously filed by the Reporting Persons with the Securities and Exchange Commission on March 10, 2011 (the “Original Filing”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Leviathan Minerals Group Incorporated (formally DE Acquisition 3, Inc.) (the “Company” or the “Issuer”).  This Amendment No.1 is being filed to report a material change in the facts set forth in Items three and  six of the Schedule 13D/A.

Items 3, 4, 6 and 7 of the Original Filing are hereby amended and restated as follows.

Item 3.   Source and Amount of Funds or Other Consideration

On August 22, 2011, the Company entered into a Share Exchange Agreement (the (“Exchange Agreement”) with Top Yield Holdings Ltd. (“Top Yield”)  and those certain other signatories thereto pursuant to which the Company issued an aggregate of 16,705,406 shares of Common Stock in exchange for all of the outstanding equity interests of Top Yield (the “Share Exchange”).

In connection with the Share Exchange, Wyncrest entered into a Cancellation Agreement, dated August 22, 2011 (the “Cancellation Agreement”), by and among the Company and all of the shareholders of the Company immediately prior to the Share Exchange pursuant to which the Company issued warrants to purchase 75,313 shares of Common Stock (the “Warrants”) of the Company to Wyncrest and Wyncrest agreed to cancel an aggregate of 405,859 shares of Common Stock of the Company owned by Wyncrest.  The Warrants are exercisable as of the date of issuance at an exercise price of $4.25 per share and expire two years from the date of issuance.

In addition, in connection with the Share Exchange, the Company completed a private placement offering (the “Offering”) of secured convertible notes and warrants.  In connection with the Offering and pursuant to the terms of a Securities Purchase Agreement, dated August 22, 2011 (“Purchase Agreement”), the Company issued to Wyncrest secured convertible promissory notes in an aggregate principal amount equal to $500,000 (the “Note”) and warrants to purchase up to 18,753 shares of common stock of the Company at an exercise price of $4.25 per share. The Note is due and payable on the earlier to occur of (i) February 22, 2013, or (ii) when declared due and payable by the Reporting Person upon the occurrence of an event of default as defined by the terms of the Note.  The entire principal amount and interest due on the Note is convertible at the option of the holder, into shares of Common Stock of the Issuer at the rate of $4.25 per share.

The description of the Cancellation Agreement, Purchase Agreement, Notes and Warrants are intended to be a summary only and are qualified in their entirety by the form of the Cancellation Agreement, Purchase Agreement, Note and Warrants filed as exhibits to the Company’s Form 8-K filed on August 26, 2011.

Item 4.    Purpose of Transaction

The Reporting Persons acquired or disposed of the securities of the Issuer as set forth in Item 3 above, which is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer

Wyncrest owns 94,141 shares of the Common Stock of the Issuer, a Note in an aggregate principal amount of $500,000 and warrants to purchase an aggregate of 94,066 shares of Common Stock of the Issuer, representing approximately 1.71% of the outstanding Common Stock of the Company (as determined by the number of shares of Common Stock reported issued and outstanding on the Company’s Form 8-K filed on August 26, 2011).  Ronald Eibensteiner is the President of Wyncrest and has voting and investment control over the securities of the Issuer owned by Wyncrest.

On August 22, 2011, the Reporting Persons ceased to be the owners of more than 5% of the Issuer’s outstanding common stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Cancellation Agreement, form of Note, Purchase Agreement and Warrants are filed as exhibits to the Company’s Form 8-K filed on August 26, 2011 and incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

99.1   Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2011                                                   Wyncrest Capital, Inc.

By: /s/ Ronald Eibensteiner_________
     Ronald Eibensteiner, President
_/s/ Ronald Eibensteiner___________
Ronald Eibensteiner